Concord Acquisition Corp II

477 Madison Avenue

New York, NY 10022

August 27, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald E. Alper

RE:	Concord Acquisition Corp II (the “Company”)
Registration Statement on Form S-1
(File No. 333-254788) (the “Registration Statement”)

Dear Mr. Alper:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on August 31, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CONCORD ACQUISITION CORP II

By:	/s/ Jeff Tuder
Name:	Jeff Tuder
Title:	Chief Executive Officer